UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of December 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated December 1, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: December 1, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Domestic sales grows by 58% on the back of strong Commercial and Passenger Vehicles sales performance

Key growth drivers: M&HCV (88%), ILCV (76%), SCV (77%), Pickups (53%) and Passenger Vehicles (35%)

Mumbai, December 01, 2017:Tata Motors Limited, a leading global Automobile manufacturer today announced strong sales numbers in November 2017 continuing its turnaround trend of the past few months. The Commercial and Passenger Vehicles sales performance in domestic market in November 2017 was at 52,464 units, a growth of 58%, over last year due to growing demand across segments, introduction of new products and strong customer initiatives.

Domestic - Commercial Vehicles

Tata Motors' Commercial Vehicles sales in domestic market in November 2017 were at 35,307 units, a growth of 72% compared to 20,538 units in November 2016. The commercial sector has bounced back strongly after the initial disruption in the market, surrounding demonetization and the BS4 transition that largely affected the transport industry last year. Consumption driven sectors have shown an uptick in sales, since July 2017 and continue even after the festival season. The increased demand for vehicles across segments and production ramp-up of the new range of BS4 vehicles has given a strong boost to the overall sales growth. The cumulative sales performance of commercial vehicles in domestic market, grew by 11.5%, over last year and continues to grow month on month.

The M&HCV trucks segment was at 12,851 units, higher by a strong 88%, over last year led by the sustained increase in production as well as the strong customer acceptance of the superior range of Tata Motors' BS4 vehicles. The sales growth was also driven by the success of Tata Motors' innovative SCR technology, which has been well accepted by customers. Increased demand for the new tonnage vehicles, infrastructure development led by government funding and keen focus on customer requirements has helped reviving the M&HCV performance.

The I&LCV truck segment at 3,984 units grew by 76% over last year driven by the performance of new product introductions and continued demand.

The pickup segment sales grew by 53%, over last year at 4,685 units as the recently launched Xenon Yodha continued to gain acceptance and volumes across markets. The SCV sales at 10,265 units, witnessed a growth of 77%, over last year at the back of strong response to Mega XL range. The commercial passenger carrier segment (including buses) were at 3520 units, grew by 36.5% over last year.

Domestic - Passenger Vehicles

In November 2017, Tata Motors Passenger Vehicles sales performance was at 17,157 units, growth of 35%, over last year. This was led by the strong growth momentum of new generation Tata cars. To meet the growing demand of its recently launched compact SUV, Tata Nexon, Tata Motors has ramped up its production and in November 2017, the company rolled out the 10,000th Nexon from its Ranjangaon facility.

Cumulative sales growth of Passenger Vehicles in the domestic market for the fiscal (April-Nov 2017) were at 115,049 units, a growth of 13% percentage, compared to 101,712 units, in the same period last fiscal.

Exports

The company's sales from exports was at 4,927 nos. in November 2017, a decline of 12%, due to drop in volumes in key Commercial Vehicles International Business markets such as Nepal and Sri Lanka. Market share for Commercial Vehicles International Business in all the key markets continue to remain strong and have grown during this fiscal year.

-Ends-

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.